July 26, 2005

Sharon Virga

Senior Staff Accountant

Division of Corporate Finance

Dean Suehiro

Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Registration Statement on Form S-4 – Registration No. 333-124008

Dear Ms. Virga and Mr. Suehiro:

Thank you for taking the time to talk with us yesterday about the Verizon Form S-4. As you kindly suggested, we are enclosing for your review revised disclosure responsive to comments 6 through 12 contained in the Staff’s July 22, 2005 comment letter. We intend to insert the attached revised disclosure at the end of Note 2 to the unaudited pro forma condensed consolidated financial statements.

Consistent with our discussion with the Staff, in response to comment 6, we plan to move the sensitivity analyses to immediately follow the estimated purchase price in Note 2 and add an adjustment per MCI share column to the analyses. We have also drafted the following language to be inserted before the sensitivity analyses to provide additional context to the amount of any adjustment:

“For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired. There has been no downward adjustment assumed for the specified liabilities in excess of $1,775 million, as described in the merger agreement. This downward adjustment, if any, would be based on the excess of the specified liabilities over $1,775 million. However, the following sensitivity analyses have been provided to reflect a range of potential pro forma financial results for the three months ended March 31, 2005 if there were a downward purchase price adjustment.”

Ms. Sharon Virga

Mr. Dean Suehiro

July 26, 2005

With regard to comment 7, as we discussed on the call, we continue to believe that the purchase price of $20.40 per share used in the current pro forma calculations is factually supportable because (i) the express terms of the merger agreement provide for calculating the merger consideration by starting with a purchase price of at least $20.40 per share and then adjusting downward to the extent specified liabilities exceed the $1.775 billion threshold, and (ii) MCI’s estimated adjustment range of $0.00 to $0.60 per MCI share suggests that the amount of specified liabilities may not result in a purchase price adjustment or may result in a purchase price adjustment of up to $0.60. Furthermore, we believe that starting with a purchase price of zero would likely mislead stockholders by significantly overstating the risk that they could receive no merger consideration.

In response to comment 8, Rider A clarifies that the estimate of the range of the downward purchase price adjustment was prepared under the supervision of MCI’s senior management and was reviewed by MCI’s board of directors.

With regard to comment 9, Verizon has not yet prepared its estimate of the specified liabilities amount. Because that estimate will depend on the specified liabilities outstanding as of the closing of the merger, and the particular facts and circumstances relating to those liabilities at that time, Verizon is not required to, and does not intend to, prepare its estimate until shortly before the closing date.

In response to comment 10, Rider A provides supplemental disclosure regarding the methodology used by MCI in preparing its estimated range of the downward purchase price adjustment.

As disclosed in Rider A in response to the Staff’s concern set forth in comment 11, prior to the closing Verizon and MCI will review the then current information regarding the facts and circumstances relating to each unsettled claim expected to be outstanding at closing. Verizon and MCI will then need to reach agreement as to (i) the extent to which any potentially offsetting claims or correlative adjustments should be taken into account, (ii) the extent to which any potential unasserted claims should be taken into account, (iii) whether there are classes of liabilities not clearly included or excluded from the contractual definitions and (iv) the best estimate of the likely amount required to settle each claim taken into account.

In response to comment 12, we have provided a chart setting forth information about the specified liabilities amount and, as requested, have provided individual estimates for each of the categories of bankruptcy claims, domestic tax claims, international income tax liabilities and previously-paid specified liabilities.

As we discussed, the recorded liability amounts shown in the chart were calculated based upon US GAAP standards, which differ from the method of determining “specified included liabilities” as that term is defined in section 9.12 of the merger

Ms. Sharon Virga

Mr. Dean Suehiro

July 26, 2005

agreement. Because the US GAAP standard differs from the merger agreement best estimate method, historical financial information and the recorded liability amounts do not govern the determination, and should not be used by MCI stockholders as a prediction, of the final specified liabilities amount that may give rise to a purchase price adjustment. For example, US GAAP standards require the recorded liability amounts to include non-tax claims only if an unfavorable outcome is probable, while the definition of “specified included liabilities” does not articulate a specific standard, since it is intended to capture the parties’ best estimate (or an arbitrator’s determination as to the best estimate) of the amount of cash required to satisfy these claims when they are eventually resolved. Also, contingent tax liabilities taken into account for US GAAP purposes without regard to audit selection might not be required to be taken into account as a specified liability if no claim has been asserted by the closing of the merger. In addition, the parties’ best estimate of the amount of cash required to satisfy remaining specified liabilities at the closing of the merger might take into account offsetting amounts not taken into account in the amount of recorded liabilities. To highlight these differences for stockholders, we have added to the text preceding the chart disclosure regarding the material differences between the US GAAP standard and merger agreement best estimate method.

* * * *

We appreciate the opportunity to furnish the enclosed revised disclosure in advance of filing our amendment to the S-4. If you would like to discuss this letter or the enclosed revised disclosure, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6698 or Michael Kaplan of Davis Polk & Wardwell at (212) 450-4111.

Sincerely yours,

/s/ William D. Regner

William D. Regner

Enclosures

cc.:	Michele M. Anderson, Esq., Legal Branch Chief, SEC

Albert Pappas, Esq., Staff Attorney, SEC

Marianne Drost, Esq., Verizon Communications Inc.

Jeffrey Rosen, Esq., Debevoise & Plimpton LLP

Anastasia Kelly, Esq., MCI, Inc.

Phillip Mills, Esq., Davis Polk & Wardwell

RIDER A

Under the purchase price adjustment mechanism, which is based on the amount of previously-paid specified liabilities plus the amount of remaining specified liabilities at closing, the full amount of the merger consideration is at risk. However, MCI currently estimates that the amount of specified liabilities could range between an amount that would not result in any adjustment to the purchase price and an amount that would result in an adjustment to the purchase price of $0.60 per MCI share. MCI’s $124 million settlement with the State of Mississippi on May 9, 2005, related to taxes assessed against MCI’s predecessor and other tax matters, will be included in the calculation of the specified liabilities amount and was taken into account in preparing the range set out above. In order to determine this estimate, MCI conducted an extensive internal review. This review involved the relevant MCI legal, bankruptcy and tax experts and MCI business personnel, as well as consultation with MCI outside professional advisers on financial accounting, legal, tax and bankruptcy matters, and was conducted under the supervision of MCI’s senior management. MCI then reviewed available information, including financial statement accruals, with the relevant personnel to estimate a range of values for those items, taking into account a reasonable range of possible outcomes on the various definitional issues, as well as a reasonable range of possible outcomes on various factual issues (for example, whether a particular contingent liability will result in a claim as of the closing of the merger, and what amount of cash will be required to satisfy a particular contested liability). This analysis was discussed at length among the relevant MCI personnel and professional advisors, presented to MCI management, and reviewed by MCI’s board of directors. A breakdown of the estimate among various categories of specified liabilities, the corresponding amounts of recorded liabilities on MCI’s balance sheet as of December 31, 2004 and March 31, 2005, and the corresponding claim amount is described in the table below.

The definition of specified liabilities in the merger agreement includes the sum of paid specified liabilities and MCI and Verizon’s (or an arbitrator’s) best estimate of the amount of cash required to satisfy the remaining specified liabilities at closing. This definition differs in several important respects from the US GAAP standard used by MCI to determine amounts shown as recorded liability amounts as of December 31, 2004 and March 31, 2005. Because the US GAAP standard differs from the merger agreement best estimate method, historical financial information and the recorded liability amounts do not govern the determination, and should not be used by MCI stockholders as a prediction, of the final specified liabilities amount that may give rise to a purchase price adjustment. The estimates in the table reflect MCI management’s best estimate, based in part on its claim settlement experience, as to the amount of cash required to satisfy the remaining specified liabilities, taking into account relevant factors. These factors include factors not taken into account for financial accounting purposes, for example, the possibility that a particular claim will not be asserted and the potential to apply offsetting amounts in determining the liability for the purposes of the adjustment. Verizon has not reviewed or verified MCI’s estimates.

RECORDED LIABILITY AND SPECIFIED LIABILITIES AMOUNTS

(in millions except per share impact)

	Face Value of Claim Amount at June 30, 2005(1)		Recorded Liability at December 31, 2004 (2)	Recorded Liability at March 31, 2005 (3)		Estimate of Range of Specified Liabilities Amount as of June 30, 2005
						High		Low
Bankruptcy Claims, including pre-petition and administrative expense claims but not including tax claims (4)	$5,783		$301	$239		$195	(7)	$157
Domestic Tax Claims, including administrative expense claims	$1,370		$786	$876		$748	(8)	$540

International Income Tax Liabilities	—	(5)	$810	$783	(6)	$727	(9)	$727
Previously-Paid Specified Liabilities				$56		$230		$221

Estimated Interest to Closing						$66		$58
Total						$1,966		$1,703

Per share impact (10)						$0.58		$0.00

(1)	Does not include claims subject to procedural objections.

(2)	Includes reserves and liabilities in the category of items that could be included in the determination of specified liabilities. Also, includes a pro-rated portion of 2004 income taxes believed to be administrative claims and therefore included in the computation of specified liabilities.
(3)	Adjustments from December 31, 2004 to March 31, 2005 are ordinary course changes in accordance with MCI’s accounting practices, including new accruals and accounting for payments, including an additional accrual for the Mississippi tax claim. The accounting changes from December 31, 2004 to March 31, 2005 are not made for purposes of determining the specified liabilities amount, although common factors may ultimately affect the computation of the specified liabilities amount.
(4)	Administrative expense claims have been taken into account in the Bankruptcy Claims and Domestic Tax Claims, including both administrative expense claims that are separately stated, and administrative expense claims that are part of a larger claim and not separately stated or quantified. MCI does not have the information to state separately the amount of all administrative expense claims.
(5)	Non-U.S. tax liabilities are imposed on subsidiaries that were not debtors in the bankruptcy proceeding. These amounts are not claims but are included in determining the specified liabilities amount.
(6)	The international tax liabilities are comprised of underlying liabilities denominated predominantly in euros. As of December 31, 2004 and March 31, 2005, the amount of euro-denominated liabilities included above were approximately $663 million and $629 million respectively. These amounts were converted to U.S. dollars using exchange rates of .73779 euro/U.S. dollar and .77286 euro/U.S. dollar as of December 31, 2004 and March 31, 2005 respectively.
(7)	The estimated range for the amount of specified liabilities in this category differs from the recorded liability at March 31, 2005 principally due to matters settled or resolved since March 31, 2005. Amounts paid through June 30, 2005 are reflected in the paid specified liabilities amount.
(8)	The estimated range for the amount of specified liabilities in this category differs from the recorded liability at March 31, 2005 to reflect reductions for items that are not expected to become claims by the closing of the merger, certain offset amounts (i.e., credits and refunds), as well as matters settled or resolved since March 31, 2005. Amounts paid through June 30, 2005 are reflected in the previously-paid specified liabilities amount.
(9)	The estimated range for the amount of specified liabilities in this category differs from the recorded liability at March 31, 2005 principally due to matters that have been reevaluated in light of events subsequent to March 31, 2005.
(10)	Based on 329.7 million shares as the assumed number of shares issued and outstanding and reserved for issuance under MCI’s plan of reorganization immediately prior to the closing of the merger.

The above estimate is made by MCI based on a variety of assumptions, for example as to exchange rates as described in the second bullet point below, and the timing of settlement of the specified liabilities for purposes of determining the amount of interest accrual included in the specified liabilities amount, as described in the third bullet point below. While MCI has made diligent efforts to estimate the range described above, it is possible that assumptions made by MCI could prove incorrect, circumstances could change or intervening events could affect the amount of specified liabilities, including factors outside MCI’s control. Accordingly, under certain circumstances a materially greater purchase price adjustment could occur. If, for example, MCI’s assumptions prove incorrect and the actual amount of specified liabilities were 5% or 10% greater than the top of MCI’s current estimated range, the purchase price adjustment would be approximately $0.90 or $1.20 per MCI share respectively. Ultimately, the occurrence of a purchase price adjustment, if any, will be determined by mutual agreement between MCI and Verizon or through arbitration.

The following is a list of material factors that could cause the adjustment for specified liabilities actually paid prior to the closing of the merger, as well as the estimate of all remaining specified liabilities to be satisfied subsequent to the closing of the merger, to be above the range set forth above. This list may not include all of the factors that could cause the amount to be above the estimated range described above.

•	MCI’s evaluation of a matter that is included in the specified liabilities could change over time, based on facts that develop or are discovered or due to litigation developments. In addition, MCI could settle a matter for an amount different than MCI had anticipated. For example, MCI has in the past settled certain matters for amounts that were lower or higher than originally anticipated. In addition, new matters could arise that would constitute specified liabilities which had not previously been asserted or known.

•	The specified liabilities relating to international tax claims are denominated in currencies other than the U.S. dollar, principally the euro. The range that MCI has presented is based on exchange rates as of March 31, 2005. The amount of these specified liabilities will fluctuate based upon changes in the relative strength of the U.S. dollar.

•	Some of the specified liabilities relate to tax claims that will accrue interest until settled. The range described above assumes that these matters will not settle prior to closing of the merger and that interest will accrue through the anticipated closing of the merger. If any of these matters settle prior to the closing of the merger or the closing of the merger occurs earlier than expected, the interest amount will be reduced; conversely, if the closing of the merger occurs at a later time, then the amount of interest would increase. In addition, the range described above does not reflect an accrual of interest after the closing of the merger, as MCI has assumed that the applicable discount rate would not be materially different from the interest that accrues on each claim. If the discount rate were different from the interest that is charged on these claims by the relevant governmental agencies, the estimate would change.

•	The specified liabilities amount to be used in determining the purchase price adjustment will be based on the actual amount of cash paid to satisfy the specified liabilities from January 1, 2005 through the closing of the merger plus a best estimate of the amount of cash that will be required to satisfy these claims from and after the closing of the merger, determined in accordance with the procedures in the merger agreement. MCI’s estimated range described above was prepared based principally on MCI’s interpretation of the merger agreement, in particular the definition of specified liabilities (for example, with respect to administrative expense claims, the appropriate methodology for determining the portion of the 2004 taxes allocable to the administrative period before MCI’s emergence from bankruptcy on April 20, 2004, and the extent to which offsetting claims or correlative adjustments should be taken into account), and governing law (in particular bankruptcy laws, because the definition of specified liabilities includes bankruptcy claims), and its best estimate, based on the internal review process it performed as described above, of how a reasonable arbitrator would make a decision. It is possible that Verizon or an arbitrator could take a different view of various interpretive questions, of the amounts likely to be due in respect of various liabilities, or of the precise group of liabilities that should be included in the calculation, resulting in a higher amount of specified liabilities and a greater, and perhaps materially greater, purchase price adjustment.

The specified liabilities include a large number of claims that are expected to be resolved over time. Changes in estimates or settlement experience with respect to any particular claim could be offset by changes in estimates or settlement experience with respect to other claims. MCI does not intend to publicly update its estimate of the purchase price adjustment.

Prior to the closing of the merger, Verizon and MCI will review the then current information regarding the facts and circumstances relating to each unsettled claim expected to be outstanding at the closing of the merger. Verizon and MCI will need to reach agreement as to (i) the extent to which any potentially offsetting claims or correlative adjustments should be taken into account, (ii) the extent to which any potential unasserted claims should be taken into account, (iii) whether there are classes of liabilities not clearly included or excluded from the definitions in the merger agreement and (iv) the best estimate of the likely amount required to settle each claim taken into account. All of these issues are likely to be highly fact intensive. As noted above, the merger agreement provides an arbitration mechanism to resolve any disagreements.